Filed by Cosan Limited

Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended

Subject Company: Cosan Limited
Commission File Number: 1-33659

COSAN S.A. Publicly Held Company Corporate Taxpayer (CNPJ) nº 50.746.577/0001-15 NIRE 35.300.177.045 | CVM Code No. 19836	COSAN LOGÍSTICA S.A. Publicly Held Company Corporate Taxpayer (CNPJ) nº 17.346.997/0001-39 NIRE 35.300.447.581 | CVM Code No. 23485	COSAN LIMITED Foreign Company Corporate Taxpayer (CNPJ) 08.887.330/0001-52

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”), and Cosan Limited (NYSE: CZZ) (“CZZ” and together with Cosan and Cosan Log, the “Companies” and, jointly with their respective subsidiaries, the “Cosan Group”), controlling shareholder of Cosan and Cosan Log, in addition to the Material Facts release by Cosan on July 3, 2020, July 7, 2020, and December 4, 2020, hereby inform their shareholders and the market in general that, on this date, their respective board of directors have approved at their meetings acts related to the corporate restructuring proposed by the Cosan Group, which consists of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Law No. 6,404, pursuant to which CZZ and Cosan Log will be merged into Cosan (the “Proposed Transaction”), among them: (i) the execution of the Protocols and Justification of the Mergers, within the meetings of the boards of directors of Cosan, Cosan Log and CZZ; and the Deed of Merger, within the board of directors of CZZ and the Board of Directors of Cosan; and (ii) the Management Proposals which will follow the convening of the Companies’ extraordinary general meetings (“General Meeting Cosan", " General Meeting Cosan Log" and " General Meeting CZZ" and, jointly, "General Meetings"), which will be issued in due course.

The terms and conditions of the Proposed Transaction, described below, are set out in the Protocols and Justifications of the Mergers, which have been jointly approved together with the other documents by the Companies’ Board of Directors, and entered into on this date by their respective management, and which will be submitted for deliberation by the Companies’ General Meetings.

Companies Involved in the Transaction and their Activities

CZZ is currently the holding company of the Cosan Group and responsible for the allocation of capital, management and governance of the assets.

Cosan is currently one of the largest Brazilian energy groups, featured in strategic segments for socioeconomic development, such as agribusiness, distribution of fuels, natural gas and lubricants.

Cosan Log is a direct subsidiary of CZZ and, through its own subsidiary, Rumo S.A., operates in the sectors of logistics services and railroad transportation, port storage and loading of goods, specially grains and sugar.

Description of the Proposed Transaction

The Proposed Transaction consists of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Law No. 6,404 and, with regard to CZZ, pursuant to Section 104B of the Bermuda Companies Act of 1981 (“Companies Act”), through which, after the necessary approvals are obtained, will lead to Cosan becoming the successor (i) of its controlling company, CZZ (“CZZ Merger”); and (ii) of its sister company, Cosan Log (“Cosan Log Merger” and, when referred to in connection with CZZ Merger, “Mergers). With the implementation of the Proposed Transaction, Cosan’s shares will be held directly by all of Cosan’s, CZZ’s and Cosan Log’s shareholders, which remain as shareholders until the approval of the Proposed Transaction in the General Meetings and which, in the case of Cosan Log’s shareholders, have not exercised their right of withdrawal.

The organization chart below illustrates the structure of the Group after the implementation of the Proposed Transaction:

The Proposed Transaction relies on the approval by the Companies’ shareholders, gathered in their respective general meetings, which will resolve on the Mergers.

Furthermore, as part of the Proposed Transaction, Cosan is establishing an American Depositary Shares (“ADSs”) program, to be listed on the New York Stock Exchange (“NYSE”), through which each ADS will represent 1 (one) common share issued by Cosan. Such ADSs will be delivered to the shareholders that hold CZZ’s Class A common shares, who may subsequently cancel the ADSs and receive Cosan shares, without additional charges from the depositary of the ADSs, for a period of 15 days after the completion of the CZZ Merger. The holders of CZZ’s Class B common shares, in turn, will receive common shares issued by the Company, in accordance with the Exchange Ratio (as defined below).

Main Benefits, Costs and Risks of the Proposed Transaction

The Companies and their respective managements believe that the Proposed Transaction is in the best interests of each of the Companies and their shareholders. The new structure of Cosan Group is expected to:

(i)       improve the liquidity of Cosan’s shares, concentrating the free floats of CSAN3, RLOG3 (B3) and CZZ (NYSE). Furthermore, Cosan will have NYSE-listed ADSs, providing additional access to the capital markets;

(ii)       simplify the Group’s structure, by creating a single holding company with the corporate participations which form the entities of Cosan Group’s business with a governance model which will preserve the autonomy of each business and trademark, promoting alignment between all the shareholders and creditors of the current holdings of Cosan Group, and eliminating the maintenance costs of such structures;

(iii)       facilitate future fundraisings, including through IPOs or follow-on offerings of other companies of Cosan Group, especially because it strengthens corporate governance standards and centralizes the cash flow of operating businesses under the control and shared control of Cosan;

(iv)       facilitate the market’s understanding of Cosan Group’s portfolio and control structure, given that the shareholders of the Group will have a single class of shares with the same rights to vote, negotiated at the highest level of governance of B3 S.A. – Brasil, Bolsa, Balcão (“B3”); and

(v)       unlock value currently existing within the companies of the Cosan Group.

The costs associated with the Proposed Transaction for Cosan Group are estimated to be approximately, R$19,000,000.00 (nineteen million Reais).

The Companies are not aware of significant risks arising solely from the consummation of the Proposed Transaction. The Companies believe that the success of the Mergers will depend primarily on Cosan's ability to carry out the opportunities for generating value and liquidity resulting from the restructuring of the Cosan Group and its new position as holding company of the Cosan Group. If those objectives are not successfully achieved, the expected benefits of the Proposed Transaction may not be fully realized or may take longer than expected to be realized. For further information, please read the section “Risk Factors” of the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission.

Exchange Ratio of Shares and Fixed Criteria for the Exchange Ratio

Pursuant to the guidelines of CVM Guidance Opinion 35, of September 1, 2008, the Companies' Boards of Directors established on a temporary basis special independent committees to negotiate the Proposed Transaction, especially the exchange ratios of the shares of (i) CZZ for shares issued by Cosan (“Cosan Independent Committee”); and (ii) Cosan Log for shares issued by Cosan (“Cosan Log Independent Committee”).

The Independent Committees of Cosan and Cosan Log have been established and elected through meetings of the Companies’ Board of Directors, all of which occurred on August 4th, 2020, and are composed of non-managers of the Companies, all independent and with outstanding technical skills, in accordance with the composition disclosed by the Companies’ on the same date. For consistency and good governance practices, an independent committee was also set up for CZZ, composed of its independent directors, in accordance with the rules of the jurisdiction of organization and listing of CZZ (“CZZ Independent Committee” and, jointly with Cosan’s Independent Committee and Cosan Log’s Independent Committee, the “Independent Committees”).

Subject to the terms and conditions of the “Protocol and Justification of the Merger of Cosan Limited into Cosan S.A.”, the execution of which has been authorized by Cosan’s Board of Directors to its management, on this date (“Protocol and Justification of CZZ’s Merger”), within the scope of the CZZ Merger, the exchange ratio is 0.772788 CZZ shares for each of Cosan’s shares (“CZZ Exchange Ratio”). The Exchange Ratio CZZ has been adjusted by mere arithmetic calculation, to reflect transactions that took place after its definition, such as the sale of treasury shares to Aguassanta Investimentos S.A. and to Queluz Holdings Limited, and the distribution of dividends, as set forth in the Form 6-K furnished by CZZ with the SEC. The final stake of Cosan’s and Cosan Logística’s shareholders will not be changed due to the adjustment in the exchange ratio of CZZ. CZZ shareholders will be entitled to dividends in the amount of US$244,027,482.56 in accordance with the disclosed terms.

Within the scope of the Cosan Log Merger, in turn, and subject to the “Protocol and Justification of the Merger of Cosan Limited into Cosan S.A.”, the execution of which has been authorized by Cosan’s and Cosan Log’s Board of Directors to their respective managements, on this date (“Protocol and Justification of Cosan Log’s Merger” and, when referred to in connection with the Protocol and Justification of CZZ’s Merger, “Protocols and Justifications of the Mergers”) the exchange ratio is 3.943112 Cosan Log’s shares for each of Cosan’s shares (“Cosan Log Exchange Ratio” and, when referred to in connection with CZZ Exchange Ratio, the “Exchange Ratios”).

Any share fractions or ADSs resulting from the Merger will be grouped in whole numbers to be sold as ADSs at NYSE or as common shares at B3. The values obtained from such sales will be made available net of fees to the former shareholders of CZZ or Cosan Log, as applicable, owners of the respective fractions, in proportion to each participation sold.

Shareholder’s Approval, Submission of the Transaction to the Approval by Brazilian or Foreign Authorities

The effectiveness of the Proposed Transaction and the Mergers depends upon the approval of the Companies’ shareholders in their respective shareholder’s general meetings.

The Proposed Transaction and the respective Mergers are not subject to any approvals from antitrust authorities in Brazil or abroad and are not subject to any approval from Brazilian national regulatory agencies. CZZ has applied to the Minister of Finance of Bermuda (through the Registrar of Companies) to request Brazil's approval as a jurisdiction for the purposes of section 104B (2) (d) (iii) of the Companies Act.

Following the approval by the Companies’ shareholders at their respective general meetings, and the Minister of Finance of Bermuda, the respective Mergers will be consummated, subject to the maximum amount mentioned above for the withdrawal right recommended by the management, which if reached may, if so decided by the shareholders of Cosan Log, result in the reconsideration of the Proposed Transaction.

Applicability of the Right of Withdrawal and Refund Value

In accordance with paragraph 1 of article 137 of the Corporate Law, if the Proposed Transaction is approved, the right of withdrawal will be granted to Cosan Log’s shareholders that do not vote in favor of the Cosan Log Merger, as well as for those who have refrained from voting or were not present at the Cosan Log General Meeting, and for those who expressly manifest the intention of exercising the right of withdrawal, within 30 (thirty) days from the publishing of the minutes of Cosan Log General Meeting which approved the Cosan Log Merger. The dissident shareholders will have the right of reimbursement of the Cosan Log’s shares which they held as of July 3, 2020 (inclusive), date of disclosure of the first material fact about the Proposed Transaction, until the date of the actual exercise of the right of withdrawal.

Pursuant to Article 264 of the Corporate Law, Cosan Log's dissenting shareholders may choose to receive the value of their shares based on the book value of the Cosan Log shares at market prices, resulting in R$ 12.40 per share. Payment of the respective refund depend on the completion of the Cosan Log Merger, pursuant to article 230 of the Corporate Law and will be made within 10 (ten) business days from the end of the term for exercise of that right.

Management understands that the Proposed Transaction should be consummated only to the extent the amount allocated to the withdrawal rights of Cosan Log’s shareholders does not harm Cosan’s financial stability. The maximum value for exercising the right of withdrawal, which will be the equity value of Cosan Log's shares at market prices for all shareholders holding common shares of Cosan Log that elect to exercise withdrawal rights should be equivalent to R $ 1,600,000,000.00 (one billion six and hundred million reais).

Cosan shareholders will not have a right of withdrawal within the scope of the Cosan Log Merger, considering the applicability of article 136, IV, of the Corporate Law, which is limited to the company which is being merged by another.

Other Relevant Information

In compliance with article 6 of CVM’s Instruction No. 565/15, the Companies’ management have also prepared and disclosed to their shareholders: (i) Cosan’s interim financial statements dated as of June 30, 2020; (ii) CZZ’s interim financial statements of June 30, 2020; and (iii) Cosan Log’s interim financial statements of June 30, 2020.

The financial information abovementioned are exhibits attached to the Protocols and Justifications of the Mergers and to the Management Proposals, which will in turn accompany the General Meeting’s’ call notice that will be disclosed in the future.

General Provisions

All the documents pertaining to the Mergers and to the Proposed Transaction, to be analyzed or discussed at the convened General Meetings, including the Calls Notice, Management Proposals, as well as those required under Corporate Law, and in accordance with CVM Instruction No. 481/2009, are available to the Companies’ shareholders, from this date onwards: (i) at B3’s website (www.b3.com.br); (ii) at CVM’s website (www.cvm.gov.br); (iii) at Cosan’s website (ri.cosan.com.br/en); (iv) at Cosan Log’s website (ri.cosanlogistica.com/en); and (v) at CZZ’s website (cosan.com.br/en).

Call Notice for Extraordinary General Meetings

The Companies’ will call, for January 2021 their extraordinary general meetings, in order to approve the corporate acts pertaining to the Mergers and to the Proposed Transaction.

The Companies’ will keep their shareholders and the market in general updated on any progress or news regarding the Proposed Transaction.

São Paulo, December 17, 2020.

Marcelo Eduardo Martins

Chief Financial Officer and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information

This communication is being made in respect of the proposed corporate restructuring transaction involving Cosan, CZZ and Cosan Log. In connection with the proposed transaction, Cosan has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction. The registration statement has not been declared effective yet by the SEC. Cosan also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the prospectus as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.